December 23, 2009

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Pamela A. Long; Assistant Director

Re:	Advanced Medical Isotope Corporation Registration Statement on Form 10 File No. 0-53497

Dear Ms. Long,

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated September 11, 2009 (the “Comment Letter”) relating to Advanced Medical Isotope Corporation (the “Company”).  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Item 2. Financial Information, page 15

Liquidity and Capital Resources, Page 17

1. Your response to comment 4 in our letter dated July 10, 2009 should be included in the revised liquidity discussion in the amended Form 10 and Form 10-K.  Please clarify that the cash run rate, approximately $3,000,000, needed to fund your operations over the next twelve months that is referred to in the going concern note in your financial statements is stated as of December 31, 2008, and that you have modified your growth and operating plans as a result of your continuing losses.

We have clarified that the cash run rate, approximately $3,000,000, needed to fund the Company’s operations over the next twelve months that is referred to in the going concern note in the Company’s financial statements is stated as of December 31, 2008, and that the Company has modified its growth and operating plans as a result of its continuing losses.

Contractual Obligations, page 19

2. We note your disclosure that you are in default on your capital lease obligations.  If material, please discuss in the Description of Business and Risk Factors.

We have updated our disclosures to discuss the default in our capital lease in the Description of Business and Risk Factors.

Item 10. Recent Sales of Unregistered Securities, page 33

3. Please provide the information required by Item 701 of Regulation S-K with respect to the February and May 2009 transactions you describe on pages 29-30.  Also ensure that all the sales of unregistered securities listed under the Options/SARs Grant section beginning on page 27 are also included in this section.

We have also updated the information with respect to Sales of Unregistered Securities.

Sincerely,

/s/ Peter DiChiara